UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Muzinich BDC, Inc.

Address of Principal Business Office:	450 Park Avenue New York, New York 10022

Telephone Number:	(212) 888-3413

Name and Address of Agent for Service of Process:	Corporation Service Company 251 Little Falls Drive Wilmington, Delaware 19808

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 17th day of June, 2019.

Muzinich BDC, Inc.

/s/ Eric A. Green
Name: Eric A. Green
Title: Chief Executive Officer and President

Attest:	/s/ Jordan Ast
Name: Jordan Ast
Title: Witness